[Teucrium Commodity Trust]

April 28, 2011

Jessica Barberich
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Teucrium Commodity Trust Form 10-K for the year ended December 31, 2010 File No. 001-34765

Dear Ms. Barberich:

Teucrium Commodity Trust (the “Trust”), with respect to the above-referenced filing, acknowledges:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at 802-257-1617 or Mary T. Payne at (202) 383-0698.

Sincerely,

/s/ Dale Riker

Dale Riker
Principal Financial Officer

cc:           Wilson K. Lee
Barbara Riker
W. Thomas Conner
Mary T. Payne